MANPA

03 DEC -4 AM 7:21

Rule 12g3-2 (b) File N° 82-4240

Caracas December 1st, 2003

03037894

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Attention: *Special Counsel*
Office of International Corporate Finance

SUPPL

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

dw 12/4

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, October 22, 2003

03 DEC -4 AM 7:21

Messrs.

NATIONAL SECURITIES COMMISSION

City.-

Attention: National Securities Registry

Pursuant to conversation held with Mrs. Osmira Marin, attached please find Macro bond with the amendments requested.

Should you have any further suggestion please do not hesitate to contact us,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

Phone 901 22 45 Fax 9012317

llevel@manpa.com.ve

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "2003 October 22 PM 1:04. FILE RECEIVED."--

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ M. 2

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

COMMERCIAL PAPER AT BEARER

SOLE BOND – SERIES I

ISSUANCE 2003-I

Place and Date of Issuance: Caracas, XXXXXXXXX

Maturity Date: Caracas, XXXXXXXXX

Yielding Rate: XXXXXX%

Bond placed at (par value, discount or with premium)

Par Value Bs. XXXXXXXXXXXXXX

For value received, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. (The Issuer) is herein formally and unconditionally bound to pay to the holder of this bond the amount of: XXXXX BOLIVARS (Bs.XXXXXX) at its maturity date and in the fashion specified in the newspaper ad upon presentation of this bond at the business premises of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas, Phone 901-23-35.

The present SOLE TITLE corresponds to the series 1 of issuance of Commercial Papers 2003-I of Manufacturas de Papel, C.A. (MANPA) S.A.C.A for a maximum amount of Eight Thousand Million Bolivars (Bs.8,000,000,000.00), to which Negotiable Custody Certificates will be issued.

Issuance was approved by the General Shareholder's Meeting held on April 25, 2003 and was authorized by the National Securities and Exchange Commission as of XXXX 2003, as per Resolution No. XXX and registered with the National Securities and Exchange Commission as of XXX 2003. This issuance will be in effect for one (1) calendar year from the day following the date of issuance of the first series.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a trading company domiciled in the city of Caracas, registered with the Commercial Registry Office in charge of the formerly Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950, under No.379, Volume 1-B (File No.3251). Its last amendment of by-

laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State, on July 14, 1999 under No.35, Volume 141-A Pro.

IT IS HEREIN UNDERSTOOD THAT THE PRESENT BOND IS SUBJECT TO THE PROVISIONS OF ARTICLE 322 OF THE VENEZUELAN CRIMINAL CODE THAT SETS FORTH THE CRIMINAL RESPONSIBILITY FOR THE ONE WHO MAY FORGE OR ALTER, EITHER FULLY OR PARTIALLY, THE PRESENT DOCUMENT.

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.

CENTRO LIDO TORRE D PISO 4 OFICINA HQ, CARACAS

TRUE-AND-LAWFUL ATTORNEY: OTTO RIVERO (905 63 83) Category A: XXXXXXX

CLASIFICADORES ASOCIADOS S&S, C.A.

CENTRO LETONIA PISO 12 OFICINA 126 CARACAS

TRUE-AND-LAWFUL ATTORNEY: EDUARDO GRASSO (2663854) Category A: XXXXXXX

This classification shall be reviewed every six (6) months.

For Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Authorized Signature (blank). Authorized Signature (blank).------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 21st, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

2003 OCT 22 PM 1:04

ARCHIVO

RECIBIDO

Caracas, 22 de Octubre del 2003.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

De acuerdo a la conversación sostenida con la Sra. Osmira Marin, anexo encontrará el Macrotítulo con las modificaciones solicitadas.

Sin más que agregar y a su disposición para cualquier aclaratoria

Atentamente

Leticia Level
Gerente de Planificación Corp.
Teléfono 901 22 45 Fax 901 23 17
llevel@manpa.com.ve

MANPA

2003 OCT 22 PM 1:04

RECIBIDO

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

PAPEL COMERCIAL AL PORTADOR
TITULO UNICO - SERIE I
EMISION 2003-I

Lugar y Fecha de Emisión: Caracas, xxxxxxxxxxxxxxx
Fecha de Vencimiento: Caracas, xxxxxxxxxxxxxxx

Tasa de Rendimiento: XXXXXX %

Titulo colocado a (valor par, descuento o con prima)

Valor Nominal Bs. xxxxxxxxxxxxx

Por valor recibido, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., (El Emisor) se compromete formal e incondicionalmente a pagar al portador de este título la cantidad de: XXXXXXXXXXXXX DE BOLIVARES (Bs. XXXXXXXXXXXXX) a su fecha de vencimiento y en la forma especificada en el aviso de prensa respectivo contra presentación del presente título en las oficinas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas, Teléfono: 901-23-35.

El presente TITULO UNICO corresponde a la serie I de la emisión de Papeles Comerciales 2003-I de Manufacturas de Papel, C.A (MANPA) S.A.C.A. por un monto máximo de Ocho Mil Millones de Bolívares (Bs. 8.000.000.000,oo), sobre el cual serán emitidos Certificados de Custodia Negociables.

La emisión fue aprobada por la Asamblea General de Accionistas celebrada el 25 de Abril de 2003 y fue autorizada por la Comisión Nacional de Valores el XXX de XXXX de 2.003, según Resolución Nº XXXXX e inscrita en el Registro Nacional de Valores en fecha XX de XXXXX de 2.003. Esta emisión tendrá una vigencia de un (1) año calendario , contado a partir del día siguiente a la fecha de emisión de la primera serie.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una sociedad mercantil domiciliada en la ciudad de Caracas, inscrita por ante el Registro Mercantil a cargo del antiguo Juzgado de Primera Instancia en lo Mercantil del Distrito Federal en fecha 31 de marzo de 1950, bajo el No. 379, Tomo 1-B, (Expediente Nº 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1999, bajo el Nº 35, Tomo 141 - A Pro.

QUEDA ENTENDIDO QUE EL PRESENTE TITULO ESTARA SUJETO A LO ESTABLECIDO EN EL ARTICULO 322 DEL CODIGO PENAL VENEZOLANO EL CUAL ESTABLECE LA RESPONSABILIDAD PENAL PARA AQUEL QUE FALSIFICARE O ALTERARE TOTAL O PARCIALMENTE EL PRESENTE DOCUMENTO.

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.
CENTRO LIDO TORRE D PISO 4 OFICINA HQ, CARACAS
REPRESENTANTE LEGAL: OTTO RIVERO (905 63 83) Categoria A: XXXXXXXXXX
CLASIFICADORES ASOCIADOS S&S, C.A
CENTRO LETONIA PISO 12 OFICINA 126, CARACAS
REPRESENTANTE LEGAL: EDUARDO GRASSO (266.38.54) Categoria A; XXXXXXXXXX
Esta calificación deberá ser revisada cada seis (6) meses.

Por Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Firma Autorizada Firma Autorizada

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

03 DEC -4 AM 7:21

[Letterhead of MANPA]

Caracas, October 7, 2003

Messrs.

NATIONAL SECURITIES COMMISSION

City.-

Attention: National Securities Registry

Pursuant to conversation held with Mrs. Osmira Marin, attached please find Preliminary Version of Prospectus including the amendments requested together with the Macro bond amended.

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

Phone 901 22 45 Fax 9012317

llevel@manpa.com.ve

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "2003 October 7 PM 1:51. FILE RECEIVED."--

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

COMMERCIAL PAPER AT BEARER

SOLE BOND – SERIES I

ISSUANCE 2003-I

Place and Date of Issuance: Caracas, XXXXXXXXX

Maturity Date: Caracas, XXXXXXXXX

Yielding Rate: XXXXXX%

Bond placed at (par value, discount or with premium)

Par Value Bs. XXXXXXXXXXXXXX

For value received, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. (The Issuer) is herein formally and unconditionally bound to pay to the holder of this bond the amount of: XXXXX BOLIVARS (Bs.XXXXXX) at its maturity date and in the fashion specified in the newspaper ad upon presentation of this bond at the business premises of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas, Phone 901-23-35.

The present SOLE TITLE corresponds to the series 1 of issuance of Commercial Papers 2003-I of Manufacturas de Papel, C.A. (MANPA) S.A.C.A for a maximum amount of Eight Thousand Million Bolivars (Bs.8,000,000,000.00), to which Negotiable Custody Certificates will be issued.

Issuance was approved by the General Shareholder's Meeting held on April 25, 2003 and was authorized by the National Securities and Exchange Commission as of XXXX 2003, as per Resolution No. XXX and registered with the National Securities and Exchange Commission as of XXX 2003. This issuance will be in effect for one (1) year from the date to be publicly offered within the three (3) months following reception of authorization notice given by the National Securities and Exchange Commission.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a trading company domiciled in the city of Caracas, registered with the Commercial Registry Office in charge of the

formerly Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950, under No.379, Volume 1-B (File No.3251). Its last amendment of by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State, on July 14, 1999 under No.35, Volume 141-A Pro.

IT IS HEREIN UNDERSTOOD THAT THE PRESENT BOND IS SUBJECT TO THE PROVISIONS OF ARTICLE 322 OF THE VENEZUELAN CRIMINAL CODE THAT SETS FORTH THE CRIMINAL RESPONSIBILITY FOR THE ONE WHO MAY FORGE OR ALTER, EITHER FULLY OR PARTIALLY, THE PRESENT DOCUMENT.

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.

CENTRO LIDO TORRE D PISO 4 OFICINA HQ, CARACAS

TRUE-AND-LAWFUL ATTORNEY: OTTO RIVERO (905 63 83) Category A: XXXXXXX

CLASIFICADORES ASOCIADOS S&S, C.A.

CENTRO LETONIA PISO 12 OFICINA 126 CARACAS

TRUE-AND-LAWFUL ATTORNEY: HILARIO RAMÍREZ (2663854) Category A: XXXXXXX

This classification shall be reviewed every six (6) months.

For Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Authorized Signature (blank). Authorized Signature (blank).------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 21st, 2003.

REPUBLICA DE VENEZUELA INTERPRETE

JUDITH HERNANDEZ MORA

CERTIFIED PUBLIC TRANSLATOR

MANPA

2003 OCT -7 PM 1:51

ARCHIVO

RECIBIDO

Caracas 07 de Octubre del 2003.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

De acuerdo a lo conversado telefónicamente con la Sra. Osmira Marin, anexo a la presente encontrará el Prospecto Versión Preliminar con las modificaciones solicitadas, así como también el Modelo de Macrotítulo modificado.

Sin más que agregar y a su disposición

Atentamente

Leticia Level
Gerente de Planificación Corp.
Teléfono 901 22 45 Fax 901 23 17
llevel@manpa.com.ve

MANPA

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

PAPEL COMERCIAL AL PORTADOR
TITULO UNICO - SERIE I
EMISION 2003-I

Lugar y Fecha de Emisión: Caracas, xxxxxxxxxxxxxxxx
Fecha de Vencimiento: Caracas, xxxxxxxxxxxxxxxx

Tasa de Rendimiento: XXXXXX %

Titulo colocado a (valor par, descuento o con prima)

Valor Nominal Bs. xxxxxxxxxxxxxx

Por valor recibido, Manufacturas de Papel. C.A. (MANPA) S.A.C.A., (El Emisor) se compromete formal e incondicionalmente a pagar al portador de este titulo la cantidad de: XXXXXXXXXXXXX DE BOLIVARES (Bs. XXXXXXXXXXXXX) a su fecha de vencimiento y en la forma especificada en el aviso de prensa respectivo contra presentación del presente titulo en las oficinas de Manufacturas de Papel. C.A. (MANPA) S.A.C.A., en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas. Teléfono: 901-23-35.

El presente TITULO UNICO corresponde a la serie 1 de la emisión de Papeles Comerciales 2003-I de Manufacturas de Papel. C.A (MANPA) S.A.C.A. por un monto máximo de Ocho Mil Millones de Bolívares (Bs. 8.000.000.000,oo), sobre el cual serán emitidos Certificados de Custodia Negociables.

La emisión fue aprobada por la Asamblea General de Accionistas celebrada el 25 de Abril de 2003 y fue autorizada por la Comisión Nacional de Valores el XXX de XXXX de 2.003, según Resolución N° XXXXX e inscrita en el Registro Nacional de Valores en fecha XX de XXXXX de 2.003. Esta emisión tendrá una vigencia de un (1) año, contado a partir de la fecha en la que deberá ofertarse públicamente dentro de los tres (3) meses siguientes a la fecha de recibir la notificación de la autorización otorgada por la Comisión Nacional de Valores.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una sociedad mercantil domiciliada en la ciudad de Caracas, inscrita por ante el Registro Mercantil a cargo del antiguo Juzgado de Primera Instancia en lo Mercantil del Distrito Federal en fecha 31 de marzo de 1950, bajo el No. 379, Tomo 1-B. (Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1999, bajo el N° 35, Tomo 141 - A Pro.

QUEDA ENTENDIDO QUE EL PRESENTE TITULO ESTARA SUJETO A LO ESTABLECIDO EN EL ARTICULO 322 DEL CODIGO PENAL VENEZOLANO EL CUAL ESTABLECE LA RESPONSABILIDAD PENAL PARA AQUEL QUE FALSIFICARE O ALTERARE TOTAL O PARCIALMENTE EL PRESENTE DOCUMENTO.

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.
CENTRO LIDO TORRE D PISO 4 OFICINA HQ, CARACAS
CONTACTO : OTTO RIVERO (905 63 83) Categoria A: XXXXXXXXX

CLASIFICADORES ASOCIADOS S&S, C.A
CENTRO LETONIA PISO 12 OFICINA 126, CARACAS
CONTACTO: HILARIO RAMÍREZ (266.38.54) Categoria A: XXXXXXXXX

Esta calificación deberá ser revisada cada seis (6) meses.

Por Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Firma Autorizada

Firma Autorizada

03 DEC -4 AM 7:21

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, November 3, 2003.

Messrs.

NATIONAL SECURITIES COMMISSION

Present.-

Enclose I forward to your attention, for your due knowledge and further purposes, the documents detailed herein below corresponding to the Special Shareholders' Meeting of this company held on October 17, 2003 in order to comply with the provisions set forth by Ordinals 2 and 3 of Article 5 of the Standards Related to Periodical or Occasional Information to be furnished by people subject to control by the National Securities and Exchange Commission.

- Notifications of the Shareholder's Meeting published in two (2) newspapers of major circulation.
- Certification of Minutes of Shareholder's Meeting.
- Commercial registry of the Shareholder's Meeting.
- Notifications of payment of extraordinary cash dividend of five (5) bolivars per share, published in two (2) newspapers of major circulation.

Having no further matter to discuss,

Sincerely,

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

2

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.

Enclose as indicated.

<u>Translator's Note</u>:

At the upper right margin there is a wet seal that reads as follows: "2003 November 4 PM 2:32 FILE RECEIVED."---

EL NACIONAL established in 1943 Caracas - Venezuela

Friday, October 10, 2003 http://www.el-nacional.com

Wednesday, October 2, 2002,

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on October 17, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing on an extraordinary cash dividend to be allocated to shareholders and delegating the setting of record dates and payment to shareholders to the Board of Directors.

Shareholders are hereby informed that the documents described herein are available at company premises from the date of publishing the present notification.

Caracas, October 10, 2003.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.--

REPÚBLICA DE VENEZUELA INTÉRPRETE PÚBLICO

EL UNIVERSAL

National Journalism Award-Winner, Major Design – Award to Excellence from SND

Friday, October 10, 2003 Caracas – Venezuela – Year XCIV – No.33854 – Legal deposit PP-I9090IDF43

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on October 17, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing on an extraordinary cash dividend to be allocated to shareholders and delegating the setting of record dates and payment to shareholders to the Board of Directors.

Shareholders are hereby informed that the documents described herein are available at company premises from the date of publishing the present notification.

Caracas, October 10, 2003.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.--

El Nacional. November 2, 2003

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.908 dated October 17, 2003 decided to set the record dates and payment of dividends, giving effect to that approved as of October 17, 2003 by the Special Shareholders' Meeting, which decreed an extraordinary dividend of Five Bolivars (Bs.5.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2002 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, that is, on November 7, 2003 (limit transaction date with profit), payable on the fifth business day following that date, that is from November 14, 2003 (effective record date with profit), in one sole portion.

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication by official communication No.CNV-DCOP-250 dated October 22, 2003 pursuant to the provisions of Resolution No.159-96 dated July 3, 1996 published in Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, November 2, 2003 (signed) Illegible. --

[Next there is the same ad published in a newspaper but the copy does not let the name of the newspaper to be seen]--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 21st, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.v

RECIBIDO 2003 NOV -4 PM 2:3

Caracas, 3 de noviembre de 2003

Señores
COMISION NACIONAL DE VALORES
Presente

Para su debido conocimiento y fines consiguientes, anexo a la presente les remito los documentos que se relacionan a continuación, correspondientes a la Asamblea General Extraordinaria de Accionistas de esta compañía celebrada el día 17 de octubre de 2003, a los fines de dar cumplimiento con lo establecido en los Ordinales 2 y 3 del Artículo 5 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores:

- ✓ Aviso de la Asamblea publicado en dos (2) diarios de mayor circulación.
- ✓ Certificación del Acta de la Asamblea.
- ✓ Registro Mercantil de la Asamblea.
- ✓ Aviso del pago del dividendo extraordinario en efectivo de cinco (5) bolívares por acción, publicado en dos (2) diarios de mayor circulación.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

EL NACIONAL
FUNDADO EN 1943 · CARACAS · VENEZUELA
VIERNES 10
octubre de 2003
http://www.el-nacional.com

MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 17 de octubre de 2003, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO ÚNICO:
Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente.

Caracas, 10 de octubre de 2003

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

EL UNIVERSAL
PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO • PREMIO A LA EXCELENCIA DE LA SND
VIERNES 10 DE OCTUBRE DE 2003, CARACAS, VENEZUELA - AÑO XCIV - Nº 33.854 - DEPOSITO LEGAL PP-190901DF43

MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado	**Bs. 45.880.188.480,oo**
Capital Suscrito	**Bs. 22.940.094.240,oo**
Capital Pagado	**Bs. 22.940.094.240,oo**

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 17 de octubre de 2003, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO ÚNICO:
Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente.

Caracas, 10 de octubre de 2003

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

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proceso. Todo de conformidad con lo establecido en el artículo 223 del Código de Procedimiento Civil.
El presente cartel deberá ser publicado en los Diarios El Nacional y El Universal con intervalo de tres (3) días entre uno y otro.

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MANPA

Manufacturas de Papel, C.A. (Manpa), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 908 de fecha 17 de octubre de 2003, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 17 de octubre de 2003 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 07 de noviembre de 2003 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 14 de noviembre de 2003 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° CNV-DCOP-250 de fecha 22 de octubre de 2003, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 2 de noviembre de 2003

03 DEC -4 AM 7:21

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of Manpa]

Caracas, October 27, 2003.

Messrs.

National Securities and Exchange Commission

National Registry Office

City.-

Attention: National Securities Registry

Pursuant to conversation held with Mrs. Osmira Marin, attached please find six (6) counterparts of the Prospectus of Commercial Papers of Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Sincerely,

Leticia Level (signed) Illegible. Corporate Planning Manager.

Phone 9012245 fax 9012317 llevel@manpa.com.ve

<u>Translator's Note</u>: At the upper right margin of each folio in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 October 27 PM 3:38. FILE. RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document which I compared against its original IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 21st, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

COMISION NACIONAL DE VALORES
2003 OCT 27 PM 3:38
ARCHIVO RECIBIDO

Caracas 27 de Octubre del 2003.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

De acuerdo a la conversación sostenida con la Sra. Osmira Marin, anexo a la presente encontrará seis (6) ejemplares del Prospecto de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA) SACA.

Sin más que agregar y a su disposición para cualquier aclaratoria

Atentamente

Leticia Level
Gerente de Planificación Corp.
Teléfono 901 22 45 Fax 901 23 17
llevel@manpa.com.ve

FAVOR DEVOLVER FIRMADA Y SELLADA

MANPA

2003 NOV -4 PM 2:12

ARCHIVO

RECIBIDO

Caracas, 04 de Noviembre de 2003

Señores
Comisión Nacional de Valores
Registro Nacional
Ciudad.-

Por medio de la presente autorizo a la señora Teotiste Villamizar, titular de la Cedula de Identidad N° 8.131.740, a retirar Resolución N° 129-2003, correspondiente a la autorización de emisión de Papeles Comerciales de Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Atentamente,

Juan Antonio Lovera
V.P. Corporativo de Finanzas
Tel. 0212-9012325
jlovera@manpa.com.ve

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of Manpa]

Caracas, November 4, 2003.

Messrs.

National Securities and Exchange Commission

National Registry Office

City.-

I do hereby authorize Mrs. Teotiste Villamizar, bearer of Identity card No.8131740 to collect Resolution No.129-2003 corresponding to authorization to issue Commercial Papers of Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Sincerely,

Juan Antonio Lovera (signed) Illegible. Finance Corporate Vice-President.

Phone 0212-9012325 jlovera@manpa.com.ve

Translator's Note: At the upper right margin of each folio in Spanish there is a wet seal that reads as follows: "2003 Nov 4 PM 2:12. FILE. RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document which I compared against its original IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 18th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

03 DEC -4 AM 7:21

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of Manpa]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, a Business Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minute herein transcribed is a true and exact transcription of its original, Minute of **Extraordinary General Shareholders' Meeting** dated **October 17, 2003** which is inserted in the Shareholders Book of this company, and textually reads as follows: "As of today, the **Seventeenth (17th) day of February of Two Thousand Three (2003)** at 3:00 p.m., there gathered shareholders of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, indicated herein below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city of Caracas, in virtue of the notice published in newspapers El Nacional and El Universal, dated October 10, 2003 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital paid-in Bs.22,940,094,240.00. NOTICE. Shareholders of this company are hereby convened for the **Extraordinary General Shareholders' Meeting** to be held **at 3:00 p.m., on October 17, 2003** in our premises

situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaito, of this city, with the following purposes: **SOLE ITEM**: Agreeing upon an extraordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders. Shareholders are hereby informed that the documents referred to in this notice are available at the company premises from the date of publishing this notification. Caracas, October 10, 2003. For the Board of Directors. CARLOS DELFINO T. President."

There attended this meeting the shareholders listed at the bottom of this Minute, which represent **one thousand nine hundred sixty five million four hundred fifty nine thousand nine hundred forty seven (1.965.459.947) shares**, that is, more than **eighty-five percent (85%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **Sole Item of the notice** – which was read out – that is, **Agreeing upon an extraordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders.** Carlos Delfino T. used his right to speak and read out the following proposal: It is hereby proposed to decree a cash dividend of Five (5.00) Bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 payable to shareholders registered on the fifth business day (limit transaction date with benefit) following the notification of dividend to be published in two (2) newspapers of major national circulation from the date of the notice of dividends authorized by the National Securities Commission, payable from the fifth business day following this last date (effective date of recording the benefit). Payment has to be made during the present year, in one portion.

Likewise, it is requested to delegate the Board of Directors to set the registry date and payment on the date appointed above.

Submitted to the consideration of the Meeting, the shareholders unanimously approved the foregoing proposal.

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA 3

Lastly, the Shareholders' Meeting authorized the members of the Board of Directors so that any of them may undertake the corresponding participation with the Commercial Registry.

Having no further matter to discuss, the Minute was read out and signed by the attending shareholders in conformity, after the list."

This Certification is issued in the city of Caracas, on the Twenty (20th) day of October of the year Two Thousand Three (2003).

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegble.

President.--

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:17/10/Illegible

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

State of Quorum. Extraordinary.

Total Shareholders: 2,294,009,424

Attending Shareholders: 1,965,459,947

% Quorum: 85,678

Total Class "A" Shareholders: 2,294,009,424

Total Class "A" Attending Shareholders: 1,965,459,947

% Quorum Class "A": 85,678

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegble.

President.--

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 17/10/Illegible PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Presents

Shareholder's Name	Number of Shares	%
A EZ DELFINO GUSTAVO ALFREDO	70,000	0.003

INTERPRETE PUBLICO

Shareholder's Name	Number of Shares	%
ALVAREZ GONZALEZ VICTOR SEGUNDO	363,988	0.016
ATRAMIZ VALI ELIAS	100,000	0.004
BIELINSKI MARKOWICZ REINHOLD	2,000	0.000
ELLIS GARCIA DE LA CONCHA JOHN	78,750	0.003
FEBRES PEREZ JOSE ALBERTO	1,302	0.000
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
MARQUEZ BUSTAMANTE IVAN ANTONIO	1,000	0.000
REZNICEK WEIRAUCHOVA HANY	130,200	0.006
TRUM MORONEY JOHN MORONEY	25,000	0.001
Total Represented Shares =>	4,211,100	0.184
Total Quorum Shares =>	1,965,459,947	85.678

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegble.

President.--

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/17/Illegible PAGE:1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
ALVAREZ VICTOR		
Own shares : ⇒	363,988	0.016
Represented shares : ⇒	23,084,770	1.006
Total shares : ⇒	23,448,758	1.022

Shareholder's Name	Number of Shares	%
ATRAMIS VALI ELIAS		
Own shares : ⇒	100,0000	0.004
Represented shares : ⇒	0	0.000
Total shares : ⇒	100,000	0.004
AÑEZ DELFINO GUSTAVO		
Own shares : ⇒	70,000	0.003
Represented shares : ⇒	124,379,403	5.422
Total shares : ⇒	124,449,403	5.425
BIELINSKI MARKOWICZ REINHOLD		
Own shares : ⇒	2,000	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	2,000	0.000
DELFINO SUBERO VERONICA		
Own shares : ⇒	0	0.000
Represented shares : ⇒	32,222,488	1.405
Total shares : ⇒	32,222,488	1.405
FEBRES PEREZ JOSE ALBERTO		
Own shares : ⇒	1,302	0.000
Represented shares : ⇒	0	0,000
Total shares : ⇒	1,302	0,000
GOMEZ ARRAIZ ROSA ELENA		
Own shares : ⇒	3,438,860	0.150
Represented shares : ⇒	0	0.000
Total shares : ⇒	3,438,860	0.150
GONZALEZ NELLY		
Own shares : ⇒	0	0.000
Represented shares : ⇒	1,216,744,165	53.040
Total shares : ⇒	1,216,744,165	53.040

INTERPRETE PUBLICO 6

Shareholder's Name		Number of Shares	%
HANY REZNICEK			
Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	18,394,446	0.802
Total shares	: ⇒	18,524,646	0.808

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/17/Illegible PAGE:2

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
INAÑEZ MANUEL			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	10,000	0.000
Total shares	: ⇒	10,000	0.000
JOHN ELLIS			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	21,433,364	0.934
Total shares	: ⇒	21,512,114	0.938
LUGO P JOSHI			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,000	0.000
Total shares	: ⇒	1,000	0.000
MARQUEZ BUSTAMANTE IVAN ANTONIO			
Own shares	: ⇒	1,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,000	0.000

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO

Shareholder's Name		Number of Shares	%
SALAS DELFINO PEDRO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	47,345,234	2.064
Total shares	: ⇒	47,345,234	2.064
TRAVIESO CARLOS			
Own shares	: ⇒	0	0
Represented shares	: ⇒	1,394,606	0.061
Total shares	: ⇒	1,394,606	0.061
TRUM MORONEY JOHN MORONEY			
Own shares	: ⇒	25,000	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	25,000	0.001
VERA ALEJANDRO			
Own shares	: ⇒	0	0
Represented shares	: ⇒	476,239,371	20.760
Total shares	: ⇒	476,239,371	20.760
General Total shares	: ⇒	1,965,459,947	85.678

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/17/Illegible PAGE:1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
ALVAREZ VICTOR	**23,084,770**	**1.000**
BEE SUSAN MARY	3,100	0.000
CAPIELO RAYMOND SANIA CELINA	990	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.001
CARRILLO HERNÁNDEZ NUBIA MARÍA	400	0.000

Shareholder's Name	Number of Shares	%
DELFINO PARRA ELENA	138,682	0.000
DELFINO PARRA ELENA MARGARITA	640,490	0.028
DELFINO THORMAHLEN ALEJANDRO	3,375,904	0.14(illegible)
GOMEZ RUIZ ALFREDO	50,442	0.002
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,252,072	0.055
JIMÉNEZ HERRERA ELKE DE LAS MERCEDE	800	0.000
LARRAZABAL GONZALEZ EDUARDO ELIAS	119,238	0.005
LOVERA RODRÍGUEZ JUAN ANTONIO	4,395	0.000
LOVERA VEGAS JUAN ANTONIO	1,749,272	0.076
MARTINEZ DE THOMSON JUANA CRISTINA	3,550,000	0.155
RAMÍREZ ORTIZ ANGEL JESÚS	11,428,684	0.498
RODRÍGUEZ DE LOVERA MARÍA JOSEFINA	225,400	0.010
THOPMSON PETER GRAHAM	35,000	0.002
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
AÑEZ DELFINO GUSTAVO	**124,379,403**	**5.422**
AÑEZ DE HERRERA SUSANA DE LA C.	78,750	0.003
AÑEZ DELFINO ARNALDO JOSE	15,245	0.001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78,750	0.003
BUSTILLOS DE A EZ MARÍA VICTORIA	2,121,839	0.092
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
CONDE ROTUNDO EMILIO LUIS	31,668	0.001
DELFINO DE AÑEZ TERESITA	78,750	0.003
DELFINO GOMEZ VIVIANNE	100,000	0.004
HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INVERSIONES 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSIONES GRUPO 21 C.A.	2,612	0.000
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049

INTERPRETE PUBLICO 9 ... X. HERNANDEZ MORA

Shareholder's Name	Number of Shares	%
INVERSIONES SF118 C.A.	49,768,530	2.169
INVERSIONES TEDEA, C.A.	22,967,800	1.001
INVERSORA 3-10-64 C.A.	423,150	0.018
INVERSORA CONDEISA, C.A.	682,080	0.030
RAUL DELFINO ALFREDO	1,253,112	0.055
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1.922
DELFINO SUBERO VERÓNICA	**32,222,488**	**1.405**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
DELFINO SUBERO GUSTAVO ANDRES	103,244	0.005
DIANDRA HOLDING A.V.V.	5,617,374	0.245
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/17/Illegible PAGE:2

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Shareholders' Name	Number of Shares	%
GONZALEZ NELLY	**1,216,744,165**	**53.040**
BROWN BROTHERS ARRIMAN & CO.	140,000,000	6.103
CLARIDGE, LTD	350,000,000	15.257
CONSTRUCTORA TRAMONATANA, C.A.	182,400	0.008
ENTREMENTES, C.A.	20,000	0.001
FUNDACIÓN CARLOS DELFINO	100,511,658	4.381
INMOBILIARIA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 199, C.A.	400,000	0.017
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 222, C.A.	1,139,510	0.050
INVERSIONES 2838, C.A.	808,900	0.035
INVERSIONES 2838, C.A.	41,100	0.002
INVERSIONES 3240, C.A.	107,500	0.005
INVERSIONES 85735, LTD	144,939,746	6.318
INVERSIONES 935431, C.A.	3,459,960	0.151
INVERSIONES 9861680, C.A.	1,600,000	0.070
INVERSIONES CESCARSA, C.A.	300,000	0.013
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES TALBOT, C.A.	3,907,906	0.170
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
LLF CAPITALES, C.A.	99,850	0.004
MADINA INVESTMENTS LTD	8,569,728	0.374
MAURY DE PAPARONI ALICIA	168,750	0.007
MILANASA LLC	169,433,930	7.386
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	679,000	0.030
PAPARONI MICALE JOSE GAETANO	150,000	0.007

Shareholders' Name	Number of Shares	%
PAPARONI SÁNCHEZ GUSTAVO	112,000	0.005
PAPARONI SÁNCHEZ SILVIA	112,000	0.005
PROMOCIONES CATETO, S.A.	200,000	0.009
SÁNCHEZ DE PAPARONI MARÍA CRISTINA	112,000	0.005
TÉCNICA ARENAZO, C.A.	22,000	0.001
THORMALEN WALLIS ELIZABETH	167,934	0.007
THREE-D INTERNATIONAL MARKETING, INC	213,592,723	9.311
VETA HOLDINGS AVV	65,175,046	2.841
WHITE SOUL CORP.	17	0.000
HANY REZNICEK	**18,394,446**	**0.802**
INVERSIONES TOMHAR,C.A	18,394,446	0.802
IBÁÑEZ MANUEL	**10,000**	**0.000**
INVERSORA FERRIBASAN, C.A.	5,000	0.000
REPRESENTACIONES REAL TESORO, C.A.	5,000	0.000
JOHN ELLIS	**21,433,364**	**0.934**
INVERSIONES 301130	976,890	0.043

Shareholder's Name	Number of Shares	%
INVERSIONES 301130, C.A.	20,456,474	0.892
LUGO P JOSHI	**1,000**	**0.000**
CORPORACIÓN INFISA, C.A.	1,000	0.000
SALAS DELFINO PEDRO	**47,345,234**	**2.064**
INVERSIONES RODANO, C.A.	47,345,234	2.064

Shareholder's Name	Number of Shares	%
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, S.A.	1,394,606	0.061
VERA ALEJANDRO	**476,239,371**	**20.760**
BEAR STEARNS SECURITIES CORP.	5,979,771	0.261
NATSCUMCO (NOMINEE FOR CITIBANK NA	470,259,600	20.499
Total Represented Shares =>	1,961,248,847	85.494
Total Quorum Shares ==>	1,965,459,947	85.678

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegble.

President.--

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 18th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original. Acta de la **Asamblea General Extraordinaria de Accionistas** de fecha **17 de octubre de 2003**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **diecisiete (17) de octubre del dos mil tres (2003)**, siendo las 03:00 p.m., se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios EL NACIONAL y EL UNIVERSAL, de fecha 10 de octubre de 2003, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el día **17 de octubre de 2003, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente. Caracas, 10 de octubre de 2003. Por la Junta Directiva. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **un mil novecientos sesenticinco millones cuatrocientos cincuentinueve mil novecientas cuarenta y siete (1.965.459.947) acciones**, o sea, más del **ochenta y cinco por ciento (85%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Punto Unico de la convocatoria** – la cual fue leída -, o sea, **Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas**. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: Se propone decretar un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil

MANPA

2003 NOV -4 PM 2:31

Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una porción.
Igualmente se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a la consideración de la asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas.

Por último la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado de los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veinte (20) días del mes de octubre del año dos mil tres (2.003).

...NUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 17 10.

MANUFACTURA DE PAPEL MANPA
Estado del Quorum
Extraordinaria

RECIBIDO

Total Accs.	:	2.294.009.424
Accs. Pres.	:	1.965.459.947
% Qurcum	:	85.678

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	1.965.459.947
% Qurcum Tipo "A"	:	85.678

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 17 '1[illegible]
PAGINA: 1

2003 ... PM 2:31

MANUFACTURA DE PAPEL MANPA
Presentes

RECIBIDO

Nombre Accionista	Cant. Acciones	%
A EZ DELFINO GUSTAVO ALFREDO	70.000	0.003
ALVAREZ GONZALEZ VICTOR SEGUNDO	363.988	0.016
ATRAMIZ VALI ELIAS	100.000	0.004
BIELINSKI MARKOWICZ REINHOLD	2.000	0.000
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0.003
FEBRES PEREZ JOSE ALBERTO	1.302	0.000
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0.150
MARQUEZ BUSTAMANTE IVAN ANTONIO	1.000	0.000
REZNICEK WEIRAUCHOVA HANY	130.200	0.006
TRUM MORONEY JOHN MORONEY	25.000	0.001
Total Acciones Representadas =>	4.211.100	0.184
Total Acciones del Quorum =>	1.965.459.947	85.678

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

MANUFACTURA DE PAPEL MANPA
Especial

Nombre Accionista			Cant. Acciones	%
ALVAREZ VICTOR				
	Acciones Propias	:=>	363.988	0.016
	Acciones Representadas	:=>	23.084.770	1,006
	Total Acciones	:=>	23.448.758	1.022
ATRAMIZ VALI ELIAS				
	Acciones Propias	:=>	100.000	0.004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	100.000	0,004
AñEZ DELFINO GUSTAVO				
	Acciones Propias	:=>	70.000	0.003
	Acciones Representadas	:=>	124.379.403	5,422
	Total Acciones	:=>	124.449.403	5,425
BIELINSKI MARKOWICZ REINHOLD				
	Acciones Propias	:=>	2.000	0.000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	2.000	0.000
DELFINO SUBERO VERONICA				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	32.222.488	1.405
	Total Acciones	:=>	32.222.488	1.405
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	1.302	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.302	0,000
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0.150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.438.860	0.150
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	1.216.744.165	53,040
	Total Acciones	:=>	1.216.744.165	53,040
HANY REZNICEK				
	Acciones Propias	:=>	130.200	0.006
	Acciones Representadas	:=>	18.394.446	0.802
	Total Acciones	:=>	18.524.646	0.808

COPY

2003 NOV -4 PM 2:31

RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 17/10/
PAGINA: 2

MANUFACTURA DE PAPEL MANPA
Especial

Nombre Accionista			Cant. Acciones	%
IBAÑEZ MANUEL				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	10.000	0,000
	Total Acciones	:=>	10.000	0.000
JOHN ELLIS				
	Acciones Propias	:=>	78.750	0.003
	Acciones Representadas	:=>	21.433.364	0,934
	Total Acciones	:=>	21.512.114	0.938
LUGO P JOSHI				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	1.000	0,000
	Total Acciones	:=>	1.000	0.000
MARQUEZ BUSTAMANTE IVAN ANTONIO				
	Acciones Propias	:=>	1.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.000	0.000
SALAS DELFINO PEDRO				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	47.345.234	2,064
	Total Acciones	:=>	47.345.234	2.064
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
TRUM MORONEY JOHN MORONEY				
	Acciones Propias	:=>	25.000	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	25.000	0.001
VERA ALEJANDRO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	476.239.371	20.760
	Total Acciones	:=>	476.239.371	20.760

Total Acciones General	:=>	1.965.459.947	85.678

MANUFACTURA DE PAPEL MANPA

Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
ALVAREZ VICTOR	**23.084.770**	**1,00**
BEE SUSAN MARY	3.100	0.00
CAPIELO RAYMOND SANIA CELINA	990	0.00
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0.01
CARRILLO HERNANDEZ NUBIA MARIA	400	0.00
DELFINO PARRA ELENA	138.682	0.00
DELFINO PARRA ELENA MARGARITA.	640.490	0.02
DELFINO THORMAHLEN ALEJANDRO	3.375.904	0.14
GOMEZ RUIZ ALFREDO.	50.442	0,00
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0.055
JIMENEZ HERRERA ELKE DE LAS MERCEDE	800	0.000
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0.005
LOVERA RODRIGUEZ JUAN ANTONIO	4.395	0,000
LOVERA VEGAS JUAN ANTONIO	1.749.272	0.076
MARTINEZ DE THOMSON JUANA CRISTINA	3.550.000	0.155
RAMIREZ ORTIZ ANGEL JESUS	11.428.684	0.498
RODRIGUEZ DE LOVERA MARIA JOSEFINA	225.400	0,010
THOMSON PETER GRAHAM	35.000	0.002
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0.012
AñEZ DELFINO GUSTAVO	**124.379.403**	**5,422**
AñEZ DE HERRERA SUSANA DE LA C.	78.750	0.003
AñEZ DELFINO ARNALDO JOSE.	15.246	0.001
AñEZ DELFINO DE UZCATEGUI ANDREINA	78.750	0.003
BUSTILLOS DE A EZ MARIA VICTORIA	2.121.839	0.092
CONDE DELFINO GUSTAVO EMILIO	682.080	0.030
CONDE DELFINO VALENTINA ISABEL	10.752	0.000
CONDE ROTUNDO EMILIO LUIS	31.668	0.001
DELFINO DE AñEZ TERESITA	78.750	0.003
DELFINO GOMEZ VIVIANNE	100.000	0.004
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0.002
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0.036
INVERSIONES GRUPO 21.C.A.	2.612	0.000
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES SF118 C.A.	49.768.530	2.169
INVERSIONES TEDEA, C.A.	22.967.800	1,001
INVERSORA 3-10-64. C.A.	423.150	0.018
INVERSORA CONDEISA, C.A.	682.080	0,030
PAUL DELFINO ALFREDO	1.253.112	0.055
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1.922
DELFINO SUBERO VERONICA	**32.222.488**	**1,405**
DALMA HOLDINGS A.V.V.	4.232.374	0.184
DELFINO SUBERO GUSTAVO ANDRES	103.244	0.005
DIANDRA HOLDING A.V.V.	5.617.374	0.245
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0.971

2003 NOV -4 PM 2:31
RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL — FECHA : 17/10/
SATACORP — PAGINA: 2

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Resumido)

Nombre Rep./Apo.	Cant. Acciones	%
GONZALEZ NELLY	**1.216.744.165**	**53,040**
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6.103
CLARIDGE, LTD.	350.000.000	15,257
CONSTRUCTORA TRAMONTANA, C.A.	182.400	0.008
ENTREMENTES, C.A.	20.000	0,001
FUNDACION CARLOS DELFINO	100.511.658	4.381
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0.250
INVERSIONES 199, C.A.	400.000	0,017
INVERSIONES 218177, C.A.	3.000.000	0.131
INVERSIONES 222, C.A.	1.139.510	0,050
INVERSIONES 2838 C.A	808.900	0,035
INVERSIONES 2838.C.A.	41.100	0,002
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 85735, LTD	144.939.746	6,318
INVERSIONES 935431, C.A.	3.459.960	0.151
INVERSIONES 9861680, C.A.	1.600.000	0,070
INVERSIONES CESCARSA, C.A.	300.000	0.013
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TALBOT, C.A.	3.907.906	0.170
INVERSIONES VEIQUEVE, S.A	127.600	0,006
LLF CAPITALES, C.A.	99.850	0.004
MADINA INVESTMENTS LTD.	8.569.728	0,374
MAURY DE PAPARONI ALICIA	168.750	0.007
MILANASA LLC	169.433.930	7,386
PAPARONI MICALE FERNANDO	21.000	0.001
PAPARONI MICALE FERNANDO CESAR	679.000	0,030
PAPARONI MICALE JOSE GAETANO	150.000	0.007
PAPARONI SANCHEZ GUSTAVO	112.000	0,005
PAPARONI SANCHEZ SILVIA	112.000	0.005
PROMOCIONES CATETO, S.A.	200.000	0,009
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0.005
TECNICA ARENAZO, C.A	22.000	0,001
THORMAHLEN WALLIS ELIZABETH	167.934	0.007
THREE-D INTERNATIONAL MARKETING,INC	213.592.723	9,311
VETA HOLDINGS A V V	65.175.046	2.841
WHITE SOUL CORP.	17	0,000
HANY REZNICEK	**18.394.446**	**0,802**
INVERSIONES TOMHAR, C.A.	18.394.446	0.802
IBAÑEZ MANUEL	**10.000**	**0,000**
INVERSORA FERIBASAN,C.A. .	5.000	0.000
REPRESENTACIONES REAL TESORO,C.A. .	5.000	0.000
JOHN ELLIS	**21.433.364**	**0,934**
INVERSIONES 301130	976.890	0.043

COMISIÓN ...

2003 NOV -4 PM 2:31

RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 17/10/[illegible]
PAGINA: 3

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INVERSIONES 301130, C.A	20.456.474	0,892
LUGO P JOSHI	1.000	0,000
CORPORACION INFISA, C.A.	1.000	0,000
SALAS DELFINO PEDRO	47.345.234	2,064
INVERSIONES RODANO, C.A.	47.345.234	2,064
TRAVIESO CARLOS	1.394.606	0,061
INVERSIONES 7426, S.A.	1.394.606	0,061
VERA ALEJANDRO	476.239.371	20,760
BEAR STEARNS SECURITIES CORP.	5.979.771	0,261
NATSCUMCO(NOMINEE FOR CITIBANK NA	470.259.600	20,499
Total Acciones Representadas =>	1.961.248.847	85,494
Total Acciones del Quorum =>	1.965.459.947	85.678

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente